Exhibit 99.2

Algonquin Power & Utilities Corp. Announces 9.7% Common Share Dividend Increase and Declares Second Quarter 2013 Dividends

OAKVILLE, ON, May 9, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A) announced today that the Board of Directors of APUC (the “Board”) approved a dividend increase of $0.03 annually per common share for a total annual dividend of $0.34 paid quarterly at a rate of $0.085 per common share.

APUC also announced today that the Board has declared a dividend of $0.085 on its common shares, payable on July 15, 2013 to the shareholders of record on June 28, 2013 for the period from April 1, 2013 to June 30, 2013.

“The recently completed acquisition of several power and utility assets that are contributing significantly to earnings and cash flows affirms our continuing growth trajectory”, commented Ian Robertson, Chief Executive Officer. “We are pleased with the cash flow contributions from these new assets, and as a result, the Board believes an increase in the dividend is appropriate at this time.”

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the second quarter of 2013.

Additionally, the Board has declared a dividend of $0.28125 per Preferred Share, Series A, payable in cash on June 28, 2013 to Preferred Share, Series A holders of record on June 14, 2013, for the period from March 31, 2013 to, but excluding, June 30, 2013.

For Canadian resident shareholders, dividends declared on both common shares and Preferred Shares, Series A are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 18:16e 09-MAY-13